Exhibit 99.10

ASSIGNMENT OF OFFTAKE AGREEMENT

RE:	LITHIUM OFFTAKE AGREEMENT BETWEEN LITHIUM AMERICAS (ARGENTINA) CORP. AND GENERAL MOTORS HOLDINGS LLC DATED FEBRUARY 16, 2023 (THE “AGREEMENT”)

1.	Lithium Americas (Argentina) Corp. (the “Assignor”) hereby assigns all of its rights, title and interest in the Agreement to Lithium Americas Corp. (“New LAC”).

2.

New LAC accepts the foregoing transfer and assignment and acknowledges and agrees that it assumes all obligations of the Assignor and observe and perform all of the terms, covenants and conditions contained in the Agreement be observed and performed by the Assignor as of the date hereof.

DATED October 3, 2023

LITHIUM AMERICAS (ARGENTINA) CORP.

By:	(signed) John Kanellitas
Name: John Kanellitsas
Title: Executive Director, President & Interim
CEO

LITHIUM AMERICAS CORP.

By:	(signed) Jonathan Evans
Name: Jonathan Evans
Title: President & CEO

The assignment of the Agreement is hereby acknowledged by the undersigned.

GENERAL MOTORS HOLDINGS LLC

By:	(signed) Jeffrey Morrison
Name: Jeffrey Morrison
Title: Vice President, Global
Purchasing and Supply Chain